UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

Grid Dynamics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39813G109

(CUSIP Number)

Wang Yueou
Director

GDD International Holding Company

15/F, Topsail Plaza

11 On Sum Street

Shatin

Hong Kong

(852) 2608 3603

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 39813G109

1.	Names of Reporting Persons. GDD International Holding Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,889,183
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,889,183

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,183
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 76,667,007 shares of Common Stock outstanding as of July 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

CUSIP No. 39813G109

1.	Names of Reporting Persons. GDB International Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,889,183
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,889,183

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,183
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 76,667,007 shares of Common Stock outstanding as of July 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

CUSIP No. 39813G109

1.	Names of Reporting Persons. Automated Systems Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,889,183
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,889,183

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,183
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 76,667,007 shares of Common Stock outstanding as of July 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

CUSIP No. 39813G109

1.	Names of Reporting Persons. Teamsun Technology (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,889,183
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,889,183

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,183
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 76,667,007 shares of Common Stock outstanding as of July 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

CUSIP No. 39813G109

1.	Names of Reporting Persons. Beijing Teamsun Technology Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,889,183
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,889,183

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,183
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 76,667,007 shares of Common Stock outstanding as of July 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

This Amendment No. 1 to statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2020 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), and is being filed on behalf of the Reporting Persons in respect of the Common Stock of the Issuer.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Grid Dynamics Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 5000 Executive Parkway, Suite 520, San Ramon, CA 94583.

The Issuer’s Common Stock is listed on The NASDAQ Stock Market LLC under the symbol “GDYN.”

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule is being jointly filed pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed below. Information relating to the directors and executive officers of each Reporting Person, persons controlling such Reporting Person and the directors and executive officers of persons ultimately in control of such Reporting Person is set forth on Schedule A attached hereto, which is incorporated herein by reference.

1)	GDD International Holding Company, a Delaware corporation (“GDD”);

2)	GDB International Investment Limited, a British Virgin Islands corporation (“GDB”);

3)	Automated Systems Holdings Limited, a Bermuda limited liability company (“ASH”);

4)	Teamsun Technology (HK) Limited, a Hong Kong limited liability company (“TTL”); and

5)	Beijing Teamsun Technology Co., Ltd., a Chinese corporation (“BTT” and, together with GDD, GDB, ASH and TTL, the “Reporting Persons”).

(b) The address of principal office of each of the Reporting Persons is listed below. Information relating to the directors and executive officers of each Reporting Person, persons controlling such Reporting Person and the directors and executive officers of persons ultimately in control of such Reporting Person is set forth on Schedule A attached hereto, which is incorporated herein by reference.

1)	GDD — 15/F., Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong, China;

2)	GDB — 15/F., Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong, China;

3)	ASH — 15/F., Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong, China;

4)	TTL — 15/F., Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong, China; and

5)	BTT — Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China.

(c) The principal business of GDD, GBD and ASH is investment holding. The principal business of TTL is trading and the principal business of BTT is IT product service, application software development and value-added distribution and system integration.

Information relating to the directors and executive officers of each Reporting Person, persons controlling such Reporting Person and the directors and executive officers of persons ultimately in control of such Reporting Person is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(d) None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 30, 2021, pursuant to an underwritten public offering of the Common Stock (the “Offering”), the Issuer, the selling stockholders named in the Underwriting Agreement (as defined below) and the underwriters of the Offering (the “Underwriters”), entered into an Underwriting Agreement (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, GDD sold 4,800,000 shares of Common Stock to the Underwriters for $15.03 per share (before underwriting discounts). The Offering was closed on July 6, 2021.

On October 15, 2021, GDD received 112,275 shares of Common Stock pursuant to an “earn-out” provision in Section 2.19(e)(ii) of the Merger Agreement. The Merger Agreement provided that if, after preparing the “Closing Statement” required by the Merger Agreement, the “Post-Closing Adjustment” (which generally relates to cash accounts, working capital and indebtedness at the “Closing Date”) was a positive number, the Issuer would be required to issue that number of new shares of Common Stock equal to the Post-Closing Adjustment divided by the “Parent Stock Signing Price” (i.e. $10.19), and to deposit such shares with the “Exchange Agent” for distribution to the “Shareholders” in accordance with their “Shareholder Pro Rata Shares” (as each such term is defined in the Merger Agreement), for no additional consideration.

On September 12, 2024, GDD executed a block trade under Rule 144 under the Securities Act of 1933, as amended, pursuant to which an aggregate of 913,387 shares of Common Stock were sold for $12.80 per share.

The descriptions of the Underwriting Agreement and Merger Agreement are qualified in their entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 3, and the Merger Agreement, a copy of which is attached hereto as Exhibit 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 13,889,183 shares of Common Stock, or 18.1% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 76,667,007 shares of Common Stock outstanding as of July 26, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

Information relating to the directors and executive officers of each Reporting Person, persons controlling such Reporting Person and the directors and executive officers of persons ultimately in control of such Reporting Person is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The Reporting Persons are deemed to share voting and dispositive power with respect to all 13,889,183 shares of Common Stock beneficially owned by the Reporting Persons.

Information relating to the directors and executive officers of each Reporting Person, persons controlling such Reporting Person and the directors and executive officers of persons ultimately in control of such Reporting Person is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(c) Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons named on Schedule A has effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement dated March 17, 2020 by the Reporting Persons (incorporated by reference to Exhibit 1 to the Original Schedule 13D filed by the Reporting Persons with the SEC on March 17, 2020).

Exhibit 2	Stockholders’ Agreement, dated November 13, 2019 (incorporated by reference to Exhibit 2 to the Original Schedule 13D filed by the Reporting Persons with the SEC on March 17, 2020).

Exhibit 3	Underwriting Agreement, dated June 30, 2021 (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer with the SEC on July 2, 2021).

Exhibit 4	Agreement and Plan of Merger, dated November 13, 2019 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on November 13, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2024

GDD INTERNATIONAL HOLDING COMPANY

By:	/s/ Wang Yueou
	Name:	Wang Yueou
	Title:	Director

GDB INTERNATIONAL INVESTMENT LIMITED

By:	/s/ Wang Yueou
	Name:	Wang Yueou
	Title:	Director

AUTOMATED SYSTEMS HOLDINGS LIMITED

By:	/s/ Wang Yueou
	Name:	Wang Yueou
	Title:	Director

TEAMSUN TECHNOLOGY (HK) LIMITED

By:	/s/ Wang Weihang
	Name:	Wang Weihang
	Title:	Director

BEIJING TEAMSUN TECHNOLOGY CO., LTD.

By:	/s/ Wang Weihang
	Name:	Wang Weihang
	Title:	Director

Schedule A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

Directors and Executive Officers of each Reporting Person, Persons Controlling any Reporting Person and Directors and Executive Officers of Persons Ultimately in Control of any Reporting Person

GDD INTERNATIONAL HOLDING COMPANY

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization	Number of Shares of Issuer Beneficially Owned
Wang Yueou (Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	Hong Kong	None

GDD International Holding Company is a wholly-owned subsidiary of GDB International Investment Limited.

GDB INTERNATIONAL INVESTMENT LIMITED

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization	Number of Shares of Issuer Beneficially Owned
Wang Yueou (Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	Hong Kong	None

GDB International Investment Limited is a wholly-owned subsidiary of Automated Systems Holdings Limited.

AUTOMATED SYSTEMS HOLDINGS LIMITED

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship	Number of Shares of Issuer Beneficially Owned
Wang Weihang (Chairman)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	People’s Republic of China	None
Wang Yueou (Chief Executive Officer)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	Hong Kong	None
Zhang Bingxia (Non-Executive Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	People’s Republic of China	None
Pan Xinrong (Independent Non-Executive Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	People’s Republic of China	None
Deng Jianxin (Independent Non-Executive Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	People’s Republic of China	None
Or Siu Ching Rerina (Independent Non-Executive Director)	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	Hong Kong	None

Automated Systems Holdings Limited is a subsidiary controlled by Teamsun Technology (HK) Limited.

TEAMSUN TECHNOLOGY (HK) LIMITED

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization	Number of Shares of Issuer Beneficially Owned
Wang Weihang	15/F, Topsail Plaza, 11 On Sum Street, Shatin, Hong Kong	Director	People’s Republic of China	None

Teamsun Technology (HK) Limited is a wholly-owned subsidiary of Beijing Teamsun Technology Co., Ltd.

BEIJING TEAMSUN TECHNOLOGY CO., LTD.

Name and Title(s)	Business Address	Present Principal Occupation and Employment	Citizenship/Place of Organization	Number of Shares of Issuer Beneficially Owned
Wang Weihang (Non-Independent Director and Chairman)	Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China	Director	People’s Republic of China	None
Wang Xuechun (Independent Director)	Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China	Director	People’s Republic of China	None
Shen Longzhe (Non-Independent Director)	Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China	Director	People’s Republic of China	None
Lian Xu (Non-Independent Director)	Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China	Director	People’s Republic of China	None
Liu Songjian (Non-Independent Director)	Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China	Director	People’s Republic of China	None
Dai Shuangzhu (Non-Independent Director and Vice President)	Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China	Director	People’s Republic of China	None
Cui Chen (Non-Independent Director)	Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China	Director	People’s Republic of China	None
Su Zhongxing (Independent Director)	Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China	Director	People’s Republic of China	None
Tan Mingzhou (Independent Director)	Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China	Director	People’s Republic of China	None